Exhibit 99.1

Safe-T Reports First Quarter 2021 Financial Results

First Quarter 2021 Revenues Increased 24% to $1.3 Million Year-Over-Year Driven by Increased Customer Adoption of Proxy Services & Zero Trust Solutions

Reinforced Balance Sheet with $21.5 Million in Cash Positions;

Company to Execute on New Organic and Inorganic Growth Initiatives

HERZLIYA, Israel, May 26, 2021 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions and intelligent data collection, today announced its financial results for the three-month period ended March 31, 2021.

Shachar Daniel, Chief Executive Officer, commented: “The first quarter of 2021 demonstrated marked financial and operational performance for Safe-T Group as the company continued to grow while maintaining efficiency, investing in internal resources, and encouraging growth. As an innovative growth company, at the forefront of technology, we are committed to providing technological innovation and disruptive solutions. Therefore, in the last quarter we continued to invest in expanding our product portfolio and introducing it to first adopters world-wide. The company ended the quarter with its highest cash balance since its inception, a fact that has allowed us to continue to invest in recruiting quality human resources that will support the company's continued accelerated growth in the near future.

“Following our acquisition and merger strategy, we successfully completed the implementation within Safe-T Group of Chi Cooked’s technology, which we acquired at the end of 2020. Chi Cooked presented an excellent quarter with revenue growth and profitability. The successful acquisition of Chi Cooked, which joins the successful acquisition of NetNut in 2019, provides us with a high level of confidence in the success of our next potential acquisitions, on which we have been working hard over the past few months.

“We recently announced a great achievement as we were added as an approved vendor to NASA's Solution for Enterprise-Wide Procurement Contract Vehicle and received U.S. General Services Administration registration approval under the federal government's Multiple Award [Schedule for Industrial Products and Services]. Since the beginning of 2021, we witnessed an acceleration in high-profile breaches globally, with the recent Colonial Pipeline attack that resulted in fuel shortages and price spikes to consumers on the Eastern seaboard of the United States. As a result, the White House has implemented an executive order pushing federal agencies to implement significant cybersecurity initiatives, including the implementation of zero-trust architecture and multi-factor authentication. I am happy to report that our ZoneZero® secure access solutions have been receiving increased procurement analysis as a result of this initiative. Furthermore, with our recent recognition and ability to sell to federal organizations and our growing channel network in the U.S., we believe we are well-positioned to seize opportunities as they emerge.

“To sum up, as part of the strategy over the past few quarters, the company has been encouraging growth while building innovation in the field of zero trust and data collection. Looking towards to the second quarter, we estimate a continued organic increase in our performance. I am confident that our strategy in addition to the acquisition and merger strategy will lead the company to continued successes in the distant and near future and to the continuation of the positive trend,” Mr. Daniel concluded.

Safe-T will provide additional details regarding its progress during its participation in the upcoming investor conferences of LD Micro Virtual Invitational XI on June 10, 2021.

Recent Business Developments:

•	In April 2021, the ZoneZero® solution by the Company’s subsidiary, Safe-T Data A.R Ltd. (Safe-T Data) (i) was added as an approved vendor to NASA's Solution for Enterprise-Wide Procurement Contract Vehicle and (ii) received U.S. General Services Administration registration approval under the federal government's Multiple Award Schedule for Industrial Products and Services. The new approvals were obtained through Safe-T Data’s lead distributor in North America, Philemon Security, and its channel partners, accelerating procurement cycle of the ZoneZero® solutions and increasing the addressable market with federal government agencies.
•	On April 13, 2021, the Company announced the availability of a joint Zero Trust Access solution by Safe-T Data and Thales. The joint solution, built on Safe-T Data’s ZoneZero® solution and Thales’s SafeNet Trusted Access, is designed to help organizations address their remote access scenarios with a simple and secure solution.
•	On April 8, 2021, the Company paid the final earnout payments that were due to former shareholders of the Company’s subsidiary, NetNut Ltd. (NetNut), pursuant to the Share and Asset Purchase Agreement dated April 4, 2019. Subsequently, on April 26, 2021, the pledge in 30% of the NetNut shares, which was granted to the benefit of NetNut’s former shareholders to secure the earnout payment by the Company, has been removed, and the entire holding in NetNut is now free and clear.

First Quarter 2021 Selected Highlights:

•	Between February 8, 2021 and February 12, 2021, 3,090,900 warrants from the Company’s underwritten public offering completed on April 23, 2020, were exercised into 3,090,900 American Depository Shares (“ADSs”), for an aggregate gross amount of $3.7 million.
•	On February 12, 2021, the Company launched a new residential network for the multibillion-dollar sneaker resale market. The new product is the first synergy realization between the Company's business Internet Protocol (IP) proxy platform and its consumer IP proxy solutions, utilizing the group’s advanced network capabilities.
•	On February 18, 2021, the Company completed a registered direct offering of ADSs and pre-funded warrants with gross proceeds to the Company of approximately $9.75 million.
•	On March 1, 2021, Safe-T Data announced the launch of its next generation ZoneZero® v5.0, an advanced Zero Trust Network Access (ZTNA) solution that unifies all access scenarios for external and internal users and dramatically lowers business critical IT expenses.
•	On March 22, 2021, Safe-T Data was named a Representative Vendor in Gartner’s March 2021 report titled, “Emerging Technologies: Adoption Growth Insights for Zero Trust Network Access” by analysts Nat Smith and Mark Wah.
•	On March 25, 2021, the Company announced the appointment by Safe-T Data of Philemon Security USA as its lead distributor in North America to offer its ZoneZero® solutions to the federal agencies and commercial markets through system integrators, managed security service providers and tier one and two resellers.

Financial Results for the Three Months Ended March 31, 2021:

•	Total revenues amounted to $1,347,000 (Q1 2020: $1,088,000). The increase is mainly attributed to the first-time consolidation of Chi Cooked LLC’s revenues which resulted in an increase of the proxy services revenues, and increased sales of the Zero Trust solutions, partially offset by a decrease in the revenues of the SDE product.
•	Cost of revenues totaled $904,000 (Q1 2020: $551,000). The increase is mainly due to the increased proxy revenues which derived from higher internet services providers’ and salary costs.
•	Research and development (R&D) expenses totaled $702,000 (Q1 2020: $394,000). The increase is mainly attributed to an increase of NetNut’s development costs due to an extension of its proxy solutions activity, subcontractors’ costs related to the new Zero Trust solutions and share-based compensation, partially offset by the cessation of development efforts related to the SDE product.
•	Sales and marketing expenses )S&M( totaled $1,122,000 (Q1 2020: $862,000). The increase is primarily attributed to higher salary and professional services expenses related to the marketing and sales of the new Zero Trust solutions and the new proxy services and share-based compensation.
•	General and administrative (G&A) expenses totaled $1,100,000 (Q1 2020: $577,000). The increase is mainly due to higher professional fees and salaries, as well as share-based compensation.
•	IFRS net loss totaled $2,513,000, or $(0.00) basic loss per ordinary share (Q1 2020: net profit of $683,000, or $0.01 basic earnings per ordinary share).
•	Non-IFRS net loss totaled $1,950,000, or $(0.00) basic loss per ordinary share (Q1 2020: loss of $989,000, or $0.01 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below on the Company’s net loss (profit) for the three months periods ended March 31, 2021 and 2020, and for the year ended December 31, 2020:

	For the Three Month Period Ended March 31,		For the Year Ended December 31,
(thousands of U.S. dollars)	2021	2020	2020

Net profit (loss) for the period	(2,513)	683	(7,845)
Issuance and acquisition costs		-	156
Amortization and impairment of intangible assets and goodwill	270	1,053	3,781
Share-based compensation	330	29	742
Finance liabilities at fair value	(37)	(2,754)	(2,987)
Total adjustment	563	(1,672)	1,692
Non-IFRS net loss	(1,950)	(989)	(6,153)

Balance Sheet Highlights:

•	As of March 31, 2021, shareholders’ equity totaled $26,964,000, or approximately $1.04 per outstanding ADS as of March 31, 2021, compared to shareholders’ equity of $16,216,000 on December 31, 2020. The increase is due mainly to the February registered direct offering, partially offset by the Company’s operating loss during the first three months of 2021.
•	As of March 31, 2021, the Company’s cash and cash equivalents balance was $21,570,000.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of access solutions and intelligent data collection.

Our cloud and on-premises solutions mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

The wide range of access solutions, empowered by our patented reverse-access technology and proprietary routing technology, reduce organizations’ attack surface, improve their ability to defend against modern cyberthreats and enable them smooth digital transformation and to safely migrate to the cloud.

We also offer intelligent data collection cloud service, based on our world’s fastest and most advanced & secured business proxy network which enables clients to collect accurate, transparent & sensitive data from public online sources.

Safe-T’s solutions on AWS Marketplace are available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, the expected increase in its organic performance, expected future growth, future opportunities with the U.S. government and the potential for additional acquisitions. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Chris Tyson
MZ Group - MZ North America
469-778-7844
SFET@mzgroup.us
www.mzgroup.us

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2021	2020	2020
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	21,570	2,870	11,017
Restricted deposits	-	22	-
Trade receivables	770	559	645
Other receivables	663	365	897
Total current assets	23,003	3,816	12,559

Non-current assets:
Long-term restricted deposits	87	80	89
Long-term deposit	47	47	50
Property and equipment, net	120	231	144
Right of use assets	530	434	543
Goodwill	5,387	6,077	5,387
Intangible assets, net	4,032	4,353	4,201
Total non-current assets	10,203	11,222	10,414
Total assets	33,206	15,038	22,973

Liabilities and equity
Current liabilities:
Trade payables	181	165	274
Other payables	1,444	1,104	1,358
Short-term contract liabilities	469	454	441
Short-term contingent consideration	515	2,600	915
Convertible debentures		4,431	-
Derivative financial instruments	1,408	822	1,448
Short-term lease liabilities	302	174	298
Total current liabilities	4,319	9,750	4,734

Non-current liabilities:
Long-term contract liabilities	28	50	41
Long-term lease liabilities	328	310	365
Deferred tax liabilities	734	979	793
Contingent consideration	684	-	684
Liability in respect of the Israeli Innovation Authority	149	115	140
Total non-current liabilities	1,923	1,454	2,023
Total liabilities	6,242	11,204	6,757

Equity:
Ordinary shares	-	-	-
Share premium	85,116	53,003	71,492
Other equity reserves	14,893	12,835	15,256
Accumulated deficit	(73,045)	(62,004)	(70,532)
Total equity	26,964	3,834	16,216
Total liabilities and equity	33,206	15,038	22,973

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	1,347	1,088	4,886	3,284
Cost of revenues	904	551	2,499	1,889
Gross profit	443	537	2,387	1,395

Research and development expenses	702	394	2,202	2,485
Sales and marketing expenses	1,122	862	4,215	3,783
General and administrative expenses	1,100	577	4,197	3,757
Impairment of goodwill	-	800	2,759	1,002
Contingent consideration measurement	-	430	345	159
Operating expenses	(2,924)	(3,063)	(13,718)	(11,186)

Operating loss	(2,481)	(2,526)	(11,331)	(9,791)

Finance income (expenses), net	(70)	3,148	3,240	(3,184)
Tax benefit (taxes on income)	38	61	246	(23)
Net income (loss)	(2,513)	683	(7,845)	(12,998)

Basic loss (profit) per share	(0.00)	0.01	(0.02)	(0.96)

Diluted loss per share	(0.00)	(0.02)	(0.02)	(1.03)